March 9, 2007
Sara D. Kalin, Branch Chief
H. Yuna Peng, Esq.
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Santander Drive Auto Receivables LLC
Amendment No. 2 to Registration Statement on Form S-3 File No. 333-139609 (the “Registration Statement”)
Dear Ms. Kalin and Ms. Peng:
On behalf of Santander Drive Auto Receivables LLC (the “Registrant”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, (the “Securities Act”), the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 5:00pm on Tuesday March 13, 2007 or as soon as thereafter practicable.
The Registrant acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas G. Dundon

Name: Thomas G. Dundon Title: President